

Mail Stop 3561

February 17, 2016

<u>Via E-mail</u>
Mr. Renaud Adams
President and Chief Executive Officer
Richmont Mines Inc.
161 Avenue Principale
Rouyn-Noranda, Quebec J9X 4P6
Canada

> **Re:** **Richmont Mines Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed April 27, 2015**
> **File No. 001-14598**

Dear Mr. Adams:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel, and Mining